April 13, 2016

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exelon Corporation
Registration Statement on Form S-4
File No. 333-209209

Ladies and Gentlemen:

Reference is made to the registration statement of Exelon Corporation (the “Issuer”) on Form S-4 (File No. 333-209209), as amended (the “Registration Statement”), registering the Issuer’s offer to exchange (i) up to $807,082,000 aggregate principal amount of the Issuer’s outstanding 3.950% Notes due 2025 (the “original 2025 notes”) for a like aggregate principal amount of the Issuer’s 3.950% Notes due 2025 that will be issued in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”) (the “exchange 2025 notes”), (ii) up to $333,485,000 aggregate principal amount of the Issuer’s outstanding 4.950% Notes due 2035 (the “original 2035 notes”) for a like aggregate principal amount of the Issuer’s 4.950% Notes due 2035 that will be issued in a transaction registered under the Securities Act (the “exchange 2035 notes”) and (iii) up to $741,001,000 aggregate principal amount of the Issuer’s outstanding 5.100% Notes due 2045 (the “original 2045 notes” and, together with the original 2025 notes and the original 2035 notes, the “original notes”) for a like aggregate principal amount of the Issuer’s 5.100% Notes due 2045 that will be issued in a transaction registered under the Securities Act (the “exchange 2045 notes” and, together with the exchange 2025 notes and the exchange 2035 notes, the “exchange notes”) (collectively, the “exchange offer”).

Please be advised that the Issuer is registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Issuer hereby represents that it has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Issuer’s information and belief, each person participating in the exchange offer will be acquiring the exchange notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Issuer will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by

April 13, 2016

such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such original notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such exchange notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer). In addition, the Issuer will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such original notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Richard B. Aftanas of Kirkland & Ellis LLP, special counsel to the Issuer, at (212) 446-4722.

Sincerely,

EXELON CORPORATION

By:	/s/ Jonathan W. Thayer
Name:	Jonathan W. Thayer
Title:	Senior Executive Vice President and
Chief Financial Officer

cc:	Bruce G. Wilson, Esq.

Senior Vice President and Deputy General Counsel

Exelon Corporation

Richard B. Aftanas, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP